Exhibit 99.1

NXT ENERGY SOLUTIONS ADVISES OF COMMENCEMENT OF
BOLIVIA PROJECT AND FILING OF Q1 2015 RESULTS

CALGARY, ALBERTA, June 1, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTCQB:NSFDF) advises that its interim financial and operating results for the three month quarter ended March 31, 2015 (“Q1-2015”) have been filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at http://www.nxtenergy.com/.  All selected and referenced financial information noted below should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Q1-2015 period.

A condensed summary from the Q1-2015 interim consolidated financial statements, with comparative figures for the three month period ended March 31, 2014 (“Q1-2014”) is given below.

George Liszicasz, President and CEO of NXT, noted “the Q1-2014 period reflected the completion of a survey project in the USA for new client.  While we did not have revenue activity in Q1-2015, we are excited that this week we are mobilizing to our new SFD® survey project in Bolivia.  This project, which has a contract value exceeding US $13 million, is with another new client, the national oil company of Bolivia, and will be our largest project to date.  We have received an initial deposit valued at US $3.1 million (secured by a bank letter of guarantee issued to the client), which will be applied against the initial progress billing to be earned on the project.”

Highlights of unaudited Q1 Interim Financial Results

(unaudited - all in Canadian $)	Q1-2015	Q1-2014

Survey revenues	$-	$3,913,367

Survey expenses	25,440	333,188
General & administrative expenses	1,124,562	947,528
Amortization and other expenses, net	368,170	46,918
	1,518,172	1,327,634

Income (loss) before income taxes	(1,518,172)	2,585,733
Income tax expense	-	-
Income (loss) for the period	(1,518,172)	2,585,733

Income (loss) per common share - Basic	(0.03)	0.06
Income (loss) per common share - Diluted	(0.03)	0.05

# of common shares outstanding as at end of the period	44,965,509	44,693,843
Weighted average # of common shares outstanding for the period
Basic	44,960,695	43,100,789
Diluted	44,960,695	52,527,312

Cash provided by (used in):

Operating activities:
Net income (loss) for the period	(1,518,172)	2,585,733
Add back non-cash items, net	209,525	188,729
	(1,308,647)	2,774,462
Net change in non-cash working capital balances	(146,982)	(3,807,608)
Net cash (used in) operating activities	(1,455,629)	(1,033,146)
Financing activities	5,066	2,828,416
Investing activities	1,568,846	(1,009,685)
Net cash inflow	118,283	785,585
Cash and cash equivalents, beginning of the period	50,635	3,319,627
Cash and cash equivalents, end of the period	168,918	4,105,212

Total cash and short-term investments position:
Cash and cash equivalents	168,918	4,105,212
Short-term investments	3,550,289	3,457,010
Total cash and short-term investments	3,719,207	7,562,222

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include expectations related to the amount and timing of the Bolivia survey project.

For further information, please contact:

Greg Leavens	George Liszicasz
V-P Finance & CFO	President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
(403) 206-0805	(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

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